Exhibit 99.1

BW LPG Limited – Results of Annual General Meeting 2026

Singapore, 29 May 2026

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) advises that the 2026 Annual General Meeting was held on 28 May 2026 at 11:30am Singapore time at 10 Pasir Panjang Road, Mapletree Business City #18-01, Singapore 117438.

The following resolutions were passed:

1.	To adopt the Directors’ Statement, Audited Financial Statements and the Auditor’s Report.

2.	To re-elect the following persons as Directors:

(a)	Mr. Andreas Sohmen-Pao

(b)	Ms. Anne Grethe Dalane

(c)	Ms. Sonali Asit Chandmal

(d)	Mr. Luc Bernard Marie Gillet

(e)	Mr. Sanjiv Misra

3.	To appoint Mr. Kevin Mackay as a Director of the Company

4.	To re-appoint Mr. Andreas Sohmen-Pao as Chairman of the Board of Directors.

5.	To receive the latest Guidelines on Executive Remuneration.

6.	To approve the fees payable to the Directors and Committee Members as reflected in the Notice of Annual General Meeting.

7.	To approve the re-appointment of KPMG LLP as Auditor and authorise the Directors to fix its remuneration.

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including over 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.